SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDED FORM 12b-25

Commission File Number 000-53443

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

Explanatory Note

The Company is requesting an extension to file the December 31, 2019 Form 10-K in light of its  previous filing of an 8-K relying on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder dated March 4, 2020 (Release No. 34-88318). A new order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder (Release No. 34-88465) dated March 25, 2020, and Compliance and Disclosure Interpretations to Exchange Act Rules (Section 135, Rule 12b-25, Question 135.13) updated March 31, 2020 (the same day as the filing of a previous 12b-25) made the filing of the previous 12b-25 moot.  This replaces the previous 12b-25.

PART I

REGISTRANT INFORMATION

Cool Technologies, Inc.
Full name of registrant

Former name if applicable

8875 Hidden River Parkway, Suite 300
Address of principal executive office (Street and number)

Tampa, Florida 33637
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11‑K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Form 10-K could not be provided within the prescribed time period without unreasonable effort and expense as the extraordinary measures undertaken to minimize the spread of COVID 19 has caused severe disruptions in the access to and timely exchange of information between officers, auditors, professional advisors and other support staff. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder (Release No. 34-88465) dated March 25, 2020, and Compliance and Disclosure Interpretations to Exchange Act Rules (Section 135, Rule 12b-25, Question 135.13) updated March 31, 2020, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date of May 14, 2020 (which is 45 days from the Report’s original filing deadline of March 30, 2020).

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy Hassett	813	975-7467
(Name)	(Area Code)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ☐ Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Cool Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2020	By:	/s/ Timothy Hassett
	Name:	Timothy Hassett
	Title:	Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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